EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2012	2011	2010	2009	2008
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$1,170	$309	$730	$(410)	$1,598
Add (Deduct)
Fixed Charges	288	207	148	136	109
Capitalized Interest	(151)	(132)	(67)	(45)	(33)
Distributed Income From Equity Investees	204	225	139	92	221
Earnings as Defined	$1,511	$609	$950	$(227)	$1,895

Net Interest Expense	125	65	72	84	69
Capitalized Interest	151	132	67	45	33
Interest Portion of Rental Expense	12	10	9	7	7
Fixed Charges as Defined	$288	$207	$148	$136	$109

Ratio of Earnings to Fixed Charges	5.2	2.9	6.4	—	17.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$(363)	$—